Exhibit 99.1

Currenc Group Receives Nasdaq Deficiency Notification Regarding Annual Meeting

SINGAPORE, Jan. 20, 2026 (GLOBE NEWSWIRE) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced that on January 12, 2026, the Company received a notification letter (the “Nasdaq Annual Meeting Deficiency Letter”) from the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market (“Nasdaq”) stating that because the Company has not yet held an annual meeting of shareholders within twelve (12) months of the Company’s fiscal year end, the Company was no longer in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5620. The Company disclosed the Nasdaq Annual Meeting Deficiency Letter on January 13, 2026. The Nasdaq Annual Meeting Deficiency Letter has no immediate effect on the listing or trading of the Company’s securities on the Nasdaq stock market.

The Company has forty-five (45) calendar days from January 12, 2026 to submit a plan to regain compliance. The Company expects to consult with Nasdaq regarding whether holding its annual meeting, currently scheduled for February 25, 2026 (the “EGM”), will restore compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5620, or whether Nasdaq will require any additional action. If Nasdaq does accept the Company’s proposed plan and meeting date for the EGM, then Nasdaq may grant an exception of up to 180 calendar days from the fiscal year end, or until June 29, 2026, to regain compliance.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Any pre-closing financings or the Proposed Merger are subject to conditions and may not occur, and any such financings are not expected to affect the relative ownership percentages described above. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.